# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CEL-SCI Corporation, CIK 0000725363
CUSIP: 150837706
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8229 Boone Boulevard, Suite 802, Vienna, Virginia (VA), 22182
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002043812

## Reporting persons
- Lincoln Alternative Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 555,000; shared voting power 0; sole dispositive power 555,000; shared dispositive power 0; aggregate amount beneficially owned 555,000 (6.94% of the class)
  Comment: Beneficial ownership percentage based on 7,993,356 shares of the Issuer's common stock issued and outstanding as of August 27, 2025.

## Item 1. Issuer
Name of issuer: CEL-SCI Corporation
Address of issuer's principal executive offices: 8229 Boone Boulevard, Suite 802, Vienna, VA, 22182

## Item 2. Person Filing
Name of person filing: Lincoln Alternative Strategies LLC
Address of principal business office or, if none, residence: 404 Washington Ave., Suite 650, Miami Beach, FL 33139
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 555,000
Percent of class: 6.94%
Sole power to vote or to direct the vote: 555,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 555,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lincoln Alternative Strategies LLC: /s/ Stephen Temes, Stephen Temes/Managing Member (08/29/2025)